

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 17, 2008

By Facsimile and U.S. Mail

Mr. Donald M. James
Chief Executive Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, AL 35242

> **Re:** **Vulcan Materials Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 29, 2008**
> **File Number 001-33841**

Dear Mr. James:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 20

1. Please tell us if there were any changes in your internal control over financial reporting that occurred during this quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 6. Medium Term Investments, page 10

2.   We note that you have classified your investments in funds at The Reserve as medium term investments as of September 30, 2008. Please clarify why you were previously classifying such investments as cash and cash equivalents and why you currently classify such assets as current, rather than long-term. In doing so, please specify if such investments include or included any securities subject to periodic auctions.

Note 10. Shareholders' Equity, page 13

3.   We note that the selling shareholder qualifies as a variable interest entity and that you are the primary beneficiary. Please clarify the nature and chronological order of the transactions whereby you issued 798,859 shares of common stock and the selling shareholder assumed the rights and obligations under the asset purchase agreement. In doing so, please tell us whether you sold your shares for cash or issued them in an exchange for the production facility. Finally, please tell us the terms of your current ownership rights and obligations to the production facility in DeKalb County, Illinois.

Item 4. Controls and Procedures, page 38

4.   We note your disclosure that there were no changes to your internal controls over financial reporting that could affect these controls during the third quarter of 2008, "except for the continuing changes in the internal controls over financial reporting of Florida Rock…"   Please modify to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31(a) and 31(b)

5.   In future filings, please use the exact form of certification in Item 601(b)(31) of Regulation S-K.

Schedule 14A Filed on March 28, 2008

Transactions with Related Persons, page 17

6.   You state that "In determining that [the transaction involving the law firm of Mr. James's brother-in-law and Mr. Carroll's son] is not a material relationship involving Mr. James or Mr. Carroll, the Board determined that payments made by

our company to the firm represented less than 2% of the firm's consolidated gross revenues, and the revenues from our company received by Mr. James' brother-in-law and Mr. Carroll's son as a result of their status as partners were not material." Please tell us the dollar value of these transactions. Please also tell us whether Mr. James's brother-in-law or Mr. Carroll's son had any interest in the transactions other than their proportional interest in the firm's revenues. For example, did these men receive billing credit or a larger percentage of the legal fees paid by you? We may have further comment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Jill Davis, at (202) 551-3683. With respect to all legal comments, you may contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: John Lucas
cc: John Cannarella